Attachment1
As a result of, and pursuant to,
the consummation on March 24, 2005
of the business combination
transaction between Sears, Roebuck
and Co. ("Sears") and Kmart Holding
Corporation, pursuant to which Sears
became a wholly owned subsidiary of
Sears Holdings Corporation ("Holdings"), the Reporting Person's Sears securities were converted into the right to receive Holdings securities as follows:

1. Each share of common stock was
converted into the right to receive
either .5 of a share of Holdings
common stock or $50 in cash for
each Sears share, subject to proration
calculations that have not been completed;
2. Each common share unit was
converted into .5 of a common
share unit of Holdings; and
3. Each deferred share was converted
into .5 of a share of Holdings common stock.

The Reporting Person will file a report
on Form 4 to report the shares of
Holdings common stock received as a
result of the transaction once the p
roration calculations have been completed.